Exhibit 99.2

TANBREEZ MINING GREENLAND A/S

FINANCIAL STATEMENTS AND REPORT FOR

THE HALF YEAR ENDED JUNE 30, 2024 AND 2023

TANBREEZ MINING GREENLAND A/S

MANAGEMENT’S STATEMENT

Today the Board of Directors and the Executive Board have discussed and approved the Financial Statements of TANBREEZ MINING GREENLAND A/S for the period January 1st – June 30th, 2024, and 2023.

The Financial Statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In our opinion, the Financial Statements give a true and fair view of the Company’s assets, liabilities and financial position on June 30, 2024 and 2023, as well as the results of the Company’s operations and cash flows for the periods ended June 30, 2024, and 2023.

Nuuk, March 28, 2025

Executive Board:

Gregory Bennett Barnes

Board of Directors:

Bolette Erna Maqe Nielsen Chairman	Gregory Bennett Barnes	Antony William Paul Sage

TANBREEZ MINING GREENLAND A/S

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE HALF YEAR ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	Note	JUNE 2024	JUNE 2023
		DKK	DKK

Exploration expenditure expensed		(4,362,983)	(772,526)
Legal fee		(1,684,361)	(2,827,398)
Accounting and audit fees		(129,345)	(568,693)
Other advisory fees		(3,706)	(654)
Other administration expense		(5,000)	(3,000)
Management service fee to parent company		(481,451)	(637,937)
Occupancy expenses		(249,806)	(252,049)
Other financial income	4	37,440	2,100,672
Other financial expenses	5	(266,841)	(1,602)

Loss before income tax		(7,146,053)	(2,963,187)

Income tax expense	6	-	-

Loss after income tax		(7,146,053)	(2,963,187)

Other comprehensive income		-	-

Total comprehensive loss for the half year		(7,146,053)	(2,963,187)

Loss per share for the half year
Basic loss per share	12	(143)	(59)
Diluted loss per share	12	(143)	(59)

The above Statements of Comprehensive Loss is to be read in conjunction with the Notes to the Financial Statements.

TANBREEZ MINING GREENLAND A/S

STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2024 AND DECEMBER 31, 2023 (UNAUDITED)

	Note	JUNE 2024	DECEMBER 2023
		DKK	DKK
ASSETS
Current Assets
Cash and cash equivalents	7	343	(36)

Total Current Assets		343	(36)

Non-Current Assets

Deferred exploration and evaluation expenditure	8	204,678,645	203,035,744

Total Non-Current Assets		204,678,645	203,035,744

TOTAL ASSETS		204,678,988	203,035,708

LIABILITIES

Current Liabilities
Trade and other payables	9	1,724,815	5,217,230
Loan from Group companies	10	191,972,761	179,691,013

TOTAL LIABILITIES		193,697,576	184,908,243

NET ASSETS		10,981,412	18,127,465

EQUITY
Share capital	11	5,000,000	5,000,000
Share premium		45,500,000	45,500,000
Accumulated deficit		(39,518,588)	(32,372,535)

TOTAL EQUITY		10,981,412	18,127,465

The above Statements of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

TANBREEZ MINING GREENLAND A/S

STATEMENTS OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

DKK	Share capital	Share Premium	Accumulated Deficit	Total Equity

At January 1, 2023	5,000,000	45,500,000	(29,878,429)	20,621,571
Loss for the period	-	-	(2,963,187)	(2,963,187)
Total comprehensive loss for the half year	-	-	(2,963,187)	(2,963,187)
At June 30, 2023	5,000,000	45,500,000	(32,841,616)	17,658,384

At January 1,2024	5,000,000	45,500,000	(32,372,535)	18,127,465
Loss for the period	-	-	(7,146,053)	(7,146,053)
Total comprehensive loss for the half year	-	-	(7,146,053)	(7,146,053)
At June 30, 2024	5,000,000	45,500,000	(39,518,588)	10,981,412

The above Statements of Changes in Equity is to be read in conjunction with the Notes to the Financial Statements.

TANBREEZ MINING GREENLAND A/S

STATEMENTS OF CASH FLOW

FOR THE HALF YEAR ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	Note	JUNE 2024	JUNE 2023
		DKK	DKK

Cashflow from operating activities
Payments to suppliers	14	(10,432,369)	(89,695)

Net cash used in operating activities		(10,432,369)	(89,695)

Payment for exploration and evaluation	8	(1,642,901)	(1,175,989)

Cash flows used in investing activities		(1,642,901)	(1,175,989)

Cash flows from financing activities
Loan proceeds from Group companies	10	12,075,649	1,266,083

Net cash provided by financing activities		12,075,649	1,266,083

Net increase in cash and cash equivalents		379	399
Cash and cash equivalents at beginning of year		(36)	466
Cash and cash equivalents at end of period		343	865

The above Statements of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

TANBREEZ MINING GREENLAND A/S

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED JUNE 30, 2024 and 2023 AND DECEMBER 31, 2024 (UNAUDITED)

1.	CORPORATE INFORMATION

Tanbreez Mining Greenland A/S (the “Company”, or “Tanbreez”) is a Private Limited Company incorporated and domiciled in Greenland. The Company is registered with number A/S469935 and registered office at Noorlernut 0100-001, P.O. Box 1815, 39 Nuuk, Greenland. The majority shareholder of the Company is Rimbal Pty Ltd (the “Parent”, or “Rimbal”), a Proprietary Limited Company incorporated in Australia. The principal activities of the Company are the extracting of raw material to trade and other related activities.

The mining activities of the Company is conducted under an exploration license (2006-04) obtained in 2001 by the Parent and transferred to the Company in 2011 (the “Tanbreez Project”). The Company obtained a 30-year exploitation license (2020-54) in September 2020 for the Tanbreez Project. The exploitation permit gives Tanbreez Mining Greenland A/S the right to exploit elements found in the eudialyte mineral. The Company is currently focused on developing the Tanbreez rare earths project in Greenland.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the financial statements.

The financial statements are presented in Danish Kroner (DKK), which is also the Company’s functional currency.

The financial statements has also been prepared on the accruals basis and historical cost basis.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business.

For the half year ended 30 June 2024, the Company incurred a loss after income tax of DKK 7,146,053 (30 June 2023: DKK 2,963,187), net cash outflows from operating activities of DKK 10,432,369 (30 June 2023: DKK 89,695), a working capital deficit (excluding loans with Group companies) of DKK 1,724,815 (31 December 2023: DKK 5,217,230) and at that date had cash on hand of DKK 343 (31 December 2023: DKK 36 negative).

On July 19, 2024, Critical Metals Corp (“Critical Metals” or “CRML”) signed an amended and restated Heads of Agreement (“HOA”) with the Parent, pursuant to which CRML would acquire up to a 92.50% interest in the Company. CRML currently holds 42% of the issued capital of the Company. Under the terms of the HOA, Critical Metals is required to invest expenditure of US$10 million on exploration expenditure within 2 years from the date of the HOA in order to have the right to acquire from the Parent an additional 50.50% equity interest in Tanbreez in exchange for ordinary shares of CRML with a value equal to $116.0 million at such time.

The Company’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, funds received from Critical Metals, continued support from related party creditors, continued support from nonrelated parties in respect to the payment of overdue amounts and reducing operational costs and spend on exploration.

These conditions indicate a material uncertainty that may cast a significant doubt about the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

The Directors believe that it is reasonably foreseeable that the Company will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

▪	Funding from Critical Metals pursuant to the HOA; and

▪	Ability to defer exploration expenditures.

Should the Company not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or liabilities that might be necessary should the Company not continue as a going concern.

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of accounting standards

During the half year ended 30 June 2024, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Company and effective for the full year reporting periods beginning on or after 1 January 2024. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 January 2024 as set out below:

Title	Summary	Application date for the Company
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

This standard has not had a material impact on the Company’s financial statements and disclosures

1 January 2024

New accounting standards and interpretation not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2024 reporting periods and have not been early adopted by the Company. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

d)	Significant accounting judgement, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Deferred exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

Determining of functional and presentation currency

The financial statements are presented in Danish Kroner (“DKK”). The Company is organized under the laws of Greenland and the Company’s common shares are issued in accordance with Greenland Laws and denominated in DKK. Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Danish Kroner has been determined as the functional currency of the Company, because Danish Kroner is the primary economic environment in which an entity operates and the one in which it primarily generates and expends cash. The primary economic environment is Greenland and the currency of Greenland is DKK. Therefore the functional and presentation currency of the Company has been determined to be DKK reflecting the current principal equity, financing structure and economic environment.

Income taxes

The Company is subject to income taxes in Greenland where it has its operations.

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company estimates its tax liabilities based on the Company’s understanding of the tax laws in Greenland. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Company recognises deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority against which the unused tax losses can be utilised. However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Deferred taxation

Potential future income tax benefits have not been brought to account at June 30, 2024 and 2023 because the Directors do not believe that it is appropriate to regard realisations of future income tax benefits as probable within the next 3 – 5 years.

e)	Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

f)	Impairment of assets

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless that asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets. In which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying value does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

During the half year ended June 30, 2024 and 2023 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

g)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences except:

▪	When the deferred tax liability arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither the accounting profit nor taxable profit or loss; or

▪	When the taxable temporary difference arises from the initial recognition of goodwill; or

▪	When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which the deductible temporary differences or unused tax losses and tax offsets can be utilised, except:

▪	When the deductible temporary difference giving rise to the asset arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither accounting profit nor taxable income; or

▪	When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset when they relate to the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

h)	Foreign Currency

All foreign currency transactions occurring during the financial year are recognised at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

i)	Trade and other payables

Trade payables and other accounts payable are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services.

j)	Loans from Group Companies

Loans from Group Companies refer to entities that are either directly or indirectly controlled by the parent company or are under common control within the same group structure.

Loans from Group Companies are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Loans from Group Companies are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

During the half year ended June 30, 2024 and 2023 the loans from Group Companies are not interest bearing and payable on demand.

k)	Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognised as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

▪	the rights to tenure of the area of interest are current; and

▪	at least one of the following conditions is also met:

o	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

o	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortised of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

During the half year ended June 30, 2024 and 2023 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

l)	Share capital

Ordinary shares are classified as equity.

m)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Directors who is responsible for making strategic decisions.

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Company the CODM are the executive management team and all information reported to the CODM is based on the results of the Company as one operating segment, as the Company’s activities relate to mineral exploration. Accordingly, the Company has only one reportable segment.

4.	FINANCIAL INCOME

	HALF YEAR ENDED 30 JUNE 2024	HALF YEAR ENDED 30 JUNE 2023
	DKK	DKK

Unrealized foreign exchange gains	-	2,100,671
Interest income relating to creditor payments	37,440	-
Bank interest received	-	1

	37,440	2,100,672

5.	FINANCIAL EXPENSES

	HALF YEAR ENDED 30 JUNE 2024	HALF YEAR ENDED 30 JUNE 2023
	DKK	DKK

Interest expenses relating to creditor payments	(621)	(1,602)
Other foreign exchange movements	(60,121)	-
Unrealized foreign exchange losses	(206,099)	-

	(266,841)	(1,602)

6.	INCOME TAX

A reconciliation of income tax expense/(benefit) applicable to accounting profit/(loss) before income as at the statutory income tax rate to income tax expense/(benefit) at the Company’s effective income tax rate for the year is as follows:

	HALF YEAR ENDED 30 JUNE 2024	HALF YEAR ENDED 30 JUNE 2023
	DKK	DKK

Loss for the year	(7,146,053)	(2,963,187)
Permanent adjustments (not tax deductible)	1,813,705	4,955,284
Adjustment for assessed value of tax losses carried forward Recognized as not recoverable within 3-5 years	5,332,348	1,992,097

Effective tax on taxable income	-	-

7.	CASH AND CASH EQUIVALENTS

	30 JUNE 2024	31 DECEMBER 2023
	DKK	DKK

Cash at bank	343	(36)

	343	(36)

Cash at bank earns interest at floating rates based on daily bank deposit rates.

8.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

	30 JUNE 2024	31 DECEMBER 2023
	DKK	DKK

Balance at beginning of period	203,035,744	200,957,784
Expenditure incurred	1,642,901	2,077,960

Balance at end of period	204,678,645	203,035,744

Deferred exploration and evaluation expenditure relates to a mining project in South Greenland. The Company holds an exploitation license for the project and intends to progress with the development of the Tanbreez Project. The recoupment of costs carried forward in relation to the area of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the area.

9.	TRADE AND OTHER PAYABLES

	30 JUNE 2024	31 DECEMBER 2023
	DKK	DKK

Trade creditors	1,740,616	5,159,187
Trade creditors – related party (BMN Company ApS)	(15,801)	58,043

Balance at end of period	1,724,815	5,217,230

The Company’s normal trade credit terms ranges from 30 to 60 days. Other credit terms are assessed and approved on a case-to-case basis.

10.	GROUP COMPANIES

	30 JUNE 2024	31 DECEMBER 2023
	DKK	DKK
Loans from Group Companies
Rimbal Pty Ltd	190,508,179	178,229,077
Westrip Holdings Ltd	1,464,582	1,461,936

Balance at end of period	191,972,761	179,691,013

	30 JUNE 2024	31 DECEMBER 2023
	DKK	DKK

Balance at beginning of period	179,691,013	179,737,163
Drawdown on loan	12,075,649	5,137,262
Foreign exchange	206,099	(5,183,412)

Balance at end of period	191,972,761	179,691,013

Group companies refer to entities that are either directly or indirectly controlled by the parent company or are under common control within the same group structure and measured at amortised cost.

11.	SHARES

	30 JUNE 2024	30 JUNE 2024
	No of Shares	DKK

Opening balance	50,000	5,000,000

Balance at end of period	50,000	5,000,000

	31 DECEMBER 2023	31 DECEMBER 2023
	No of Shares	DKK

Opening balance	50,000	5,000,000

Balance at end of period	50,000	5,000,000

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

At 30 June 2024 and 2023, all shares on issue in the Company are fully paid.

12.	LOSS

	HALF YEAR ENDED 30 JUNE 2024	HALF YEAR ENDED 30 JUNE 2023
	DKK	DKK

Loss used in the calculation of basic and dilutive loss per share	(7,146,053)	(2,963,187)

	HALF YEAR ENDED 30 JUNE 2024	HALF YEAR ENDED 30 JUNE 2023
	DKK	DKK
Loss per share
Basic loss per share	(143)	(59)
Diluted loss per share	(143)	(59)

	2024	2023
	No of Shares	No of Shares

Weighted average number of shares	50,000	50,000

13.	COMMITMENTS AND CONTINGENCIES

Commitments

The Company has no commitments as at 30 June 2024 (31 December 2023: Nil).

Contingencies

The Company has no contingent liabilities as at 30 June 2024 (31 December 2023: Nil).

14.	CASHFLOW INFORMATION

	JUNE 2024	JUNE 2023
	DKK	DKK
Reconciliation from net loss after tax to net cash used in operations
Net loss	(7,146,053)	(2,963,187)
Unrealized gain on foreign currency	206,099	(2,100,671)
Change in trade payables	(3,492,415)	4,974,163

Net cash used in operating activities	(10,432,369)	(89,695)

15.	RELATED PARTIES AND INTERCOMPANY TRANSACTIONS

Rimbal Pty Ltd (Rimbal)

The Company has entered into a management service agreement with Rimbal, which is a related party due to common ownership. Under the terms of the agreement, Rimbal provides management, administrative, and support services to the entity. The key terms of the agreement include:

▪	The payment terms of the agreement state that invoices must be paid within 14 days of receipt, and all sums payable shall be made in Australian Dollars (“AUD”). The agreement is renewable annually, subject to mutual consent.

▪	As per December 31 each year the Parties shall adjust the Service Fee for the past year in order for the total annual Service Fee to reflect the actual costs incurred by Rimbal and the actual benefit of the Company in the past year. Moreover, the Parties shall re-evaluate and agree on a preliminary Service Fee (“Preliminary Service Fee”) for the following year reflect the expected benefit for the Company and any salary adjustments of the Rimbal management and all other relevant facts and circumstances and the estimated costs in providing the Services.

The Company has entered into a “Cost Contribution Agreement” with Rimbal dated July 11, 2014. The key terms of the agreement include:

▪	Rent is charged by Rimbal to Tanbreez and is calculated at arms-length and consistent with the office space that is occupied and used by Tanbreez.

▪	Management service fees are charged by Rimbal to Tanbreez

▪	The Cost Contribution Agreement is ongoing and can be terminated by either party by providing 3 months written notice.

During the half year ended 30 June 2024, Rimbal recharged expenses, consulting fees, rent and other expenses to the Company of DKK 8,257,632 (year ended 31 December 2023: DKK 6,354,698).

As at 30 June 2024, the amount owing to Rimbal is DKK 190,508,179 (31 December 2023: DKK 178,229,077) (refer note 10).

Westrip Holdings Ltd (Westrip)

Westrip Holdings Ltd. acted as a vehicle to fund the development of the Tanbreez Project license, previously owned by Rimbal. The management of the Tanbreez project was transferred to Rimbal’s Perth office. Subsequently, all rights previously held by Westrip were transferred to Rimbal. Westrip’s sole remaining activity relates to the recovery of funds. These funds are being repaid to Rimbal via legal arrangements facilitated by the Company’s legal counsel.

During the half year ended 30 June 2024, Westrip recharged amounts to the Company of DKK 2,294 (31 December 2023: nil).

As at 30 June 2024, the amount owing to Westrip is DKK 1,464,582 (31 December 2023: DKK 1,461,936) (refer note 10).

BMN Company ApS (BMN)

BMN Company ApS (BMN) engages with Rimbal in connection with project-related transactions and services.

During the half year ended 30 June 2024, BMN recharged amounts to the Company of nil (31 December 2023: nil).

As at 30 June 2024, the amount receivable from BMN is DKK 15,801 (31 December 2023: amount owing DKK 58,043) (refer note 9).

16.	FINANCIAL INSTRUMENTS

a)	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

b)	Financial risk exposures and management

The main risks the Company is exposed to through its financial instruments are credit risk, foreign currency risk, and liquidity risk.

c)	Credit risk exposures

Credit risk represents the loss that would be recognised if the counterparties default on their contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

Cash at bank is held with high credit quality financial institutions.

d)	Liquidity risk

The Company manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

Contractual maturities of financial liabilities

		Less than 6 months DKK	6 - 12 months DKK	Between 1 and 2 years DKK	Between 2 and 5 years DKK	Over 5 years DKK	Total contractual cashflows DKK	Carrying amount of liabilities DKK
Financial Liabilities
Trade and other payables	June 2024	1,724,815	-	-	-	-	1,724,815	1,724,815
Loan from Group companies	June 2024	191,972,761	-	-	-	-	191,972,761	191,972,761
Trade and other payables	Dec 2023	5,217,230	-	-	-	-	5,217,230	5,217,230
Loan from Group companies	Dec 2023	179,691,013	-	-	-	-	179,691,013	179,691,013
Total	June 2024	193,697,576	-	-	-	-	193,697,576	193,697,576
	Dec 2023	184,908,243	-	-	-	-	184,908,243	184,908,243

e)	Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the DKK.

f)	Overview of financial instruments

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Company as at 30 June 2024:

		Fair Value
	At Amortised Cost	Through profit or loss	Through other comprehensive income
	DKK	DKK	DKK
Financial liabilities
Trade and other payables	1,724,815	-	-
Loan from Group companies	191,972,761	-	-

Total liabilities	193,697,576	-	-

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Company as at 31 December 2023:

		Fair Value
	At Amortised Cost	Through profit or loss	Through other comprehensive income
	DKK	DKK	DKK
Financial liabilities
Trade and other payables	5,217,230	-	-
Loan from Group companies	179,691,013	-	-

Total liabilities	184,908,243	-	-

17.	EVENTS AFTER THE REPORTING DATE

On July 19, 2024, Critical Metals Corp (“Critical Metals” or “CRML”) signed an amended and restated Heads of Agreement (“HOA”) with the Parent, pursuant to which CRML would acquire up to a 92.50% interest in the Company. CRML currently holds 42% of the issued capital of the Company. Under the terms of the HOA, Critical Metals is required to invest expenditure of US$10 million on exploration expenditure within 2 years from the date of the HOA in order to have the right to acquire from the Parent an additional 50.50% equity interest in Tanbreez in exchange for ordinary shares of CRML with a value equal to $116.0 million at such time.

On October 11, 2024 the Government of Greenland signed addendum no. 4 to license no. 2020-54 with approval of the following time limits:

▪	The exploitation plan and closure plan shall be prepared no later than December 31, 2025.

▪	Financial security and company guarantee for the licensee’s fulfillment of obligations under and in relation to license 2020-54 shall be provided no later than June 30, 2026.

▪	No later than December 31, 2028 the licensee shall commence exploitation.

On 13 March 2025, Critical Metals Corp announced the maiden mineral resource estimate (MRE) in accordance with Regulation SK-1300 report for the Tanbreez Project.

No other matters or circumstances have arisen since the end of the period which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company in the period subsequent to 30 June 2024.